Exhibit 99.1
Agria Files Amended Form 20-F Solely to Include the
Separate Financial Statements of PGG Wrightson Limited
Beijing, China — December 31, 2010 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, today announced the Company has filed an amended Annual Report on Form 20-F for the fiscal year ended December 31, 2009, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2010 (the “Original Report”).
The amendment is being filed solely to include the separate financial statements of PGG Wrightson Limited presented in accordance with International Financial Reporting Standards (IFRS) for the fiscal year ended June 30, 2010 as required by SEC rules. PGG Wrightson Limited is New Zealand’s largest agricultural services company in which Agria holds a 19% equity interest.
Agria is including in this Amendment No. 1 currently-dated certifications by its chief executive officer and chief financial officer. Other than the foregoing section, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not include any unchanged portions of the Original Report and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment No. 1 continues to speak as of June 29, 2010, except for the certifications referenced above, which speak as of the filing date of this Amendment No. 1.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.